Filed Pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FPL GROUP, INC.

Pricing Term Sheet

May 20, 2009

Underwriting Agreement, dated May 20, 2009

Issuer:	FPL Group, Inc.
Common Stock Ticker:	NYSE “FPL”

Underwriter:	Credit Suisse Securities (USA) LLC

Securities:
Designation:	Equity Units (initially consisting of Corporate Units)
Registration Format:	SEC Registered
Number of Equity Units Offered:	7,000,000 (8,050,000 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full)
Aggregate Offering Amount:	$350,000,000 ($402,500,000 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full)
Stated Amount per Equity Unit:	$50
Underwriting Discount and Commissions:	$1.75 per Equity Unit / $12,250,000 (excluding the underwriter’s over-allotment option to purchase up to 1,050,000 additional Equity Units)
Proceeds to FPL Group Capital:

$337,750,000 ($388,412,500 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full), after deducting the underwriter’s discounts and commissions

FPL Group Capital Debenture Interest Rate:	3.60%
Contract Adjustment Payment Rate:	4.775% per year of the Stated Amount per Equity Unit, subject to FPL Group’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement
Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 8.375% per year until paid, compounded quarterly
FPL Group Capital Debentures Coupon and
Contract Adjustment Payment Dates:	March 1, June 1, September 1 and December 1, beginning September 1, 2009, subject to FPL Group’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement
Total Corporate Unit Cash Distribution Rate:	8.375% of the Stated Amount per Equity Unit
Reference Price:	$55.67 (the last reported sale price of FPL Group’s common stock on the New York Stock Exchange on May 19, 2009)
Threshold Appreciation Price:	$66.80 (represents appreciation of 20% over the reference price)
Minimum Settlement Rate:	0.7485 shares of FPL Group’s common stock (subject to adjustment), equal to $50 divided by the threshold appreciation price
Maximum Settlement Rate:	0.8981 shares of FPL Group’s common stock (subject to adjustment), equal to $50 divided by the reference price
Trade Date:	May 20, 2009
Offering Settlement Date:	May 26, 2009
Purchase Contract Settlement Date:	June 1, 2012
FPL Group Capital Debentures Maturity Date:	June 1, 2014
Listing:

FPL Group will apply for listing of the Corporate Units on the New York Stock Exchange under the symbol “FPL_PrD.” FPL Group expects trading of the Corporate Units on the New York Stock Exchange to commence within 30 days after the Corporate Units are first issued.

Creating Treasury Units:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital debentures as a component of the Corporate Units as a result of a successful remarketing, special event redemption or mandatory redemption, holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 20,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent in connection with a successful remarketing of the FPL Group Capital debentures if the reset effective date is not a regular quarterly interest payment date).

Recreating Corporate Units:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital debentures as a component of the Corporate Units as the result of a successful remarketing, special event redemption or mandatory redemption, holders of Treasury Units may substitute applicable ownership interests in the

Treasury portfolio for Treasury securities only in integral multiples of 20,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agent in connection with a successful remarketing of the FPL Group Capital debentures if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital debentures as a component of the Corporate Units, holders of Corporate Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 20,000 Corporate Units.

Fundamental Change Early Settlement:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right:

	Effective Date
Stock Price	May 26, 2009	June 1, 2010	June 1, 2011	June 1, 2012

$20.00	0.3376	0.2284	0.1152	0.0000
$30.00	0.1862	0.1261	0.0675	0.0000
$40.00	0.0904	0.0516	0.0215	0.0000
$50.00	0.0263	0.0177	0.0091	0.0000
$55.67	0.0000	0.0000	0.0000	0.0000
$60.00	0.0485	0.0208	0.0104	0.0000
$66.80	0.1128	0.0866	0.0613	0.0000
$70.00	0.1049	0.0794	0.0539	0.0000
$80.00	0.0856	0.0624	0.0376	0.0000
$90.00	0.0722	0.0513	0.0285	0.0000
$100.00	0.0626	0.0438	0.0234	0.0000
$125.00	0.0474	0.0329	0.0172	0.0000
$150.00	0.0383	0.0267	0.0139	0.0000
$175.00	0.0320	0.0223	0.0115	0.0000
$200.00	0.0272	0.0189	0.0096	0.0000

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•                  if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•                  if the stock price is in excess of $200 per share (subject to adjustment), then the amount of the make-whole shares will be zero; and

•                  if the stock price is less than $20 per share (subject to adjustment) (the “minimum stock price”), then the amount of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

CUSIP for the Corporate Units:	302571 609
ISIN for the Corporate Units:	US3025716099
CUSIP for the Treasury Units:	302571 708
ISIN for the Treasury Units:	US3025717089
CUSIP for the FPL Group Capital Debentures:	302570 BF2
ISIN for the FPL Group Capital Debentures:	US302570BF28

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.